Exhibit 21.1
Subsidiaries of State National Bancshares, Inc.

Jurisdiction
of
Name of Subsidiary	Incorporation
State National Statutory Trust I	Connecticut
State National Statutory Trust II	Connecticut
State National Capital Trust I	Delaware
State National Bancshares of Delaware, Inc.	Delaware
State National Bank	Texas
TWOENC, Inc.	Texas
State National Properties, LLC	Texas